SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CALL NOTICE

ANNUAL GENERAL MEETING

OF MAY 29, 2020

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Annual General Meeting that will take place on  May 29, 2020, at 03:00 p.m., exclusively in digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Meeting”), in order to resolve on the following Agenda:

1.                  Examine, discuss and vote on the Management Report and respective Administrator’s Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied by the Independent Auditors’ Report and the Fiscal Council’s Report;

2.                  Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2019, with partial use of the profit reserves to absorb the losses verified in the fiscal year;

3.                  Resolve on the election of members of the Company’s Board of Directors and alternates;

4.                  Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

5.                  Resolve on the election of members of the Company’s Fiscal Council and respective alternates; and

6.                  Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020.

Camaçari/BA, April 29, 2020.

José Mauro Mettrau Carneiro da Cunha

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Chairman of the Board of Directors

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General Information:

1. The Management Proposal (“Proposal”) contemplating all of the documentation related to the matters included in the Agenda, the remote voting ballot (“Ballot”), other documents provided for in CVM Ruling 481 as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company’s Shareholders on the date hereof, pursuant to CVM Ruling 481, and may be accessed through CVM’s website (www.cvm.gov.br) and the Company’s website (www.braskem-ri.com.br).

2. The documents referred to in article 133 of Law No. 6,404, of December 15, 1976, as amended (“Corporations Law”) are available to Shareholders at the Company's office at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, Zip Code 05501-050, on behalf of Rosana Cristina Avolio, at the Company's (www.braskem-ri.com.br) and CVM’s (www.cvm.gov.br) websites, and were published pursuant to article 133, paragraph 3, of the Corporations Law.

3. For the purposes provided for in article 141 of the Corporations Law and the CVM Normative Ruling No. 165, of December 11, 1991, as amended, as well as in article 4, item I of CVM Ruling 481, the minimum voting capital percentage to request that multiple vote system to elect the members of the Company’s Board of Directors in the Meeting is five percent (5%). However, adopting such voting system is not a viable scenario for the Company, considering that the number of outstanding common shares issued by the Company does not reach such quorum.

4. Considering the recent updates regarding COVID-19 (coronavirus) cases in Brazil, mainly due to the currently existing restrictions on movement and gathering of people, the Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be:

(a)               via remote voting ballot, which detailed guidelines regarding the documentation required for remote voting are set forth in the ballot that can be accessed on the websites mentioned above;

(b)               via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply attend the Meeting, whether or not the Shareholder sent the Ballot; or (ii) attend and vote at the Meeting, noting that, as for the Shareholder who has already sent the Ballot, and who also wishes to vote at the Meeting, all voting instructions received through the Ballot will not be considered.

4.1. Since the Meeting will be held exclusively in digital form, it is emphasized that the Shareholders who vote or attend the Meeting under any of the forms provided herein (via Ballot or Digital Platform) and also wish to request and/or vote in a separate election for the Company’s Board of Directors must submit directly to the Company, through e-mail ago2020@braskem.com, with a copy to e-mail braskem-ri@braskem.com, a statement of uninterrupted ownership under the terms of article 141, paragraph 6 of the Corporations Law.

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5. Documents required to access the Digital Platform:

Shareholders who wish to attend the Meeting must submit the following documents to the email ago2020@braskem.com with a copy to the e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, that is, by May 27, 2020: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Pursuant to article 5, paragraph 3 of CVM Ruling 481, it will not be allowed access to the Digital Platform to the Shareholders who do not submit the required participation documents within the period provided herein. If the Shareholder wishes to request a separate election for the Board of Directors, he/she must also submit, in advance of the period mentioned above, the statement of uninterrupted ownership, pursuant to article 141, paragraph 6 of the Corporations Law.

                The Company clarifies that, exceptionally for this Meeting, the Company will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation (as the case may be) and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

6. Detailed information on the rules and procedures for participation and/or remote voting at the Meeting, including guidelines on access to the Digital Platform and for sending the Remote Voting Ballot, can be found in the Manual for Shareholders' Participation in the Meeting, in the Company's Management Proposal and other documents available on the websites of the CVM (www.cvm.gov.br) and the Company (www.braskem-ri.com.br).

7. The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Ruling 481, was taken in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which the movement of people is being increasingly limited by the competent authorities and which, including the opening of airspace, is one of the aspects of greater instability. Thus, the holding of the Meeting in an exclusively digital form reduces air travel need and health’s risk of all, which facilitates the participation of the Shareholders and others involved in holding the Meeting.

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8. The Company reiterates its commitment to adopting measures to combat the pandemic of COVID-19 and to the safety of its Shareholders, employees and the communities in the regions where it operates.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.